SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated January 29, 2021	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Mark Marostica
Name:	Mark Marostica
Title:	Co-Chief Financial Officer

By:	/s/ Philip Chan
Name:	Philip Chan
Title:	Co-Chief Financial Officer

Date: January 29, 2021

Exhibit 99.1

China Distance Education Holdings Limited

Announces Extraordinary General Meeting of Shareholders

BEIJING — January 29, 2021 — China Distance Education Holdings Limited (NYSE: DL) (the “Company”), a leading provider of online education and value-added services for professionals and corporate clients in China, today announced that it has called an extraordinary general meeting of shareholders (the “EGM”) to be held on February 26, 2021 at 10:00 AM (Beijing Time) at the Company’s offices at 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, People’s Republic of China for the Company’s shareholders to consider and vote upon a proposal to authorize and approve the previously announced agreement and plan of merger (the “Merger Agreement”) dated December 1, 2020, by and among the Company, Champion Distance Education Investments Limited (“Parent”), and China Distance Learning Investments Limited (“Merger Sub”), a wholly-owned subsidiary of Parent; the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”); and the transactions contemplated by the Merger Agreement and the Plan of Merger (the “Transactions”), including the Merger (as defined below).

If the Merger is approved by the Company’s shareholders at the EGM, subject to the terms and conditions of the Merger Agreement and the Plan of Merger, at the effective time of the Merger, Merger Sub will merge with and into the Company and Company will be the surviving company in the Merger and will continue its operations as a privately-held, wholly-owned subsidiary of Parent (the “Merger”). If the Merger is completed, the American depositary shares (the “ADSs”) of the Company, each of which represents four ordinary shares (“Ordinary Shares”) of the Company, will no longer be listed on The New York Stock Exchange and the ADS program will terminate. In addition, the ADSs and the Ordinary Shares will cease to be registered under Section 12 of the Securities Exchange Act of 1934.

The Company’s board of directors (the “Board”), acting upon the unanimous recommendation of a special committee of independent and disinterested directors established by the Board, authorized and approved the execution, delivery, and performance of the Merger Agreement; the Plan of Merger; and the consummation of the Transactions, including the Merger. The Board has recommended that holders of the ADSs and Ordinary Shares vote FOR, among other things, the proposal to authorize and approve the Merger Agreement; the Plan of Merger; and the Transactions, including the Merger.

Holders of record of Ordinary Shares as of the close of business in the Cayman Islands on February 15, 2021 will be entitled to attend and vote at the EGM and any adjournment thereof in person or by proxy. Holder of ADSs as of the close of business in New York City on January 29, 2021 will be entitled to instruct Deutsche Bank Trust Company Americas, as ADS depositary, to vote the Ordinary Shares represented by the ADSs at the EGM.

Additional information regarding the EGM, the Merger Agreement; the Plan of Merger; and the Transactions, including the Merger, can be found in a Schedule 13E-3 transaction statement (the “Schedule 13E-3”), which includes a proxy statement attached as Exhibit (a)-(1) thereto (the “Proxy Statement”), filed by the Company and the other filing persons named therein with the Securities and Exchange Commission (“SEC”) on January 29, 2021. The full Schedule 13E-3 and the exhibits thereto, including the Proxy Statement, are available at the SEC’s website (http://www.sec.gov). In addition, the Company will mail a copy of the Proxy Statement to holders of ADSs and holders of record of Ordinary Shares.

Holders of ADSs and holders of record of Ordinary Shares are urged to read carefully and in their entirety the Schedule 13E-3, and in particular the Proxy Statement, and any other materials related thereto that may be filed with or furnished to the SEC, as they contain important information about the Company; the Merger Agreement; the Plan of Merger; and the Transactions, including the Merger.

The Company and certain of its directors, executive officers, and other members of management and employees may, under rules of the SEC, be deemed to be “participants” in the solicitation of proxies from the Company’s shareholders with respect to the EGM. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the Proxy Statement.

This announcement is not a solicitation of a proxy, an offer to purchase, or a solicitation of an offer to sell any securities and it is not a substitute for the Schedule 13E-3, including the Proxy Statement, or other filings that may be made with the SEC in connection with the EGM; the Merger Agreement; the Plan Merger; and the Transactions, including the Merger.

Safe Harbor Statement

This announcement contains forward-looking statements. Any such statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “predict,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic and annual reports to the SEC, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Risks and uncertainties include the possibility that the Merger will not occur as planned if events arise that result in the termination of the Merger Agreement, if one or more of the various closing conditions to the Merger are not satisfied or waived, or if requisite shareholder approval is not obtained at the EGM, and other risks and uncertainties regarding the Merger Agreement and the Merger that are discussed in the Proxy Statement. The Company does not undertake any obligation to update any forward-looking statement or other information included in this press release, except as may be required by applicable law.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education and value-added services for professionals and corporate clients in China. The courses offered by the Company through its websites are designed to help professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses in China in the areas of accounting, healthcare, engineering & construction, legal and other industries. The Company also offers online test preparation courses for self-taught learners pursuing higher education diplomas or degrees, and practical accounting training courses for college students and working professionals. In addition, the Company provides business services to corporate clients, including but not limited to tax advisory and accounting outsourcing services. For further information, please visit http://ir.cdeledu.com.

Contacts:

In China:

China Distance Education Holdings Limited

Jiao Jiao

Tel: +86-10-8231-9999 ext. 1826

Email: IR@cdeledu.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: dl@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 212-481-2050

Email: dl@tpg-ir.com